Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WeRide Inc.

文 遠 知 行 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

DATE OF BOARD MEETING

The board of directors (the “Board”) of WeRide Inc. (the “Company,” together with its subsidiaries, the “Group”) hereby announces that a meeting of the Board will be held on Wednesday, August 12, 2026 Beijing/Hong Kong Time, for the purposes of, among other things, considering and approving the unaudited quarterly results of the Group for the three months ended June 30, 2026 and its publication, and the unaudited interim results of the Group for the six months ended June 30, 2026 and its publication.

The Company’s management team will hold an earnings conference call at 8:00 P.M. Beijing/Hong Kong Time on Wednesday, August 12, 2026 or at 8:00 A.M. U.S. Eastern Time on Wednesday, August 12, 2026 to discuss the results. Details for the conference call are as follows:

Event Title: WeRide Inc. Second Quarter and First Half 2026 Earnings Call

English Registration Link: https://register-conf.media-server.com/register/BIae5622619adf4da3b99161c402e831e8

Chinese Simultaneous Interpretation Registration Link (listen-only mode):

https://register-conf.media-server.com/register/BI0c260dd324304548982b2c9490587a36

All participants are required to complete the online registration in advance using the links provided above. During the registration, participants may select either the English or Chinese simultaneous interpretation options. Please note that the Chinese simultaneous interpretation line will be available in listen-only mode. Upon successful registration, each participant will receive a confirmation email containing the relevant dial-in details and a unique access PIN, which can be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.weride.ai.

By Order of the Board

WeRide Inc.

Dr. Tony Xu Han

Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, July 22, 2026

As at the date of this announcement, the Board comprises Dr. Tony Xu Han and Dr. Yan Li as executive Directors, Mr. Ichijo Futakawa and Mr. Jean-François Salles as non-executive Directors, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fan-cheong Chan as independent non-executive Directors.

*       For identification purposes only